EXHIBIT 99.1

Precision Drilling Corporation Announces Voting Results From the 2019 Annual and Special General Meeting of Shareholders

CALGARY, Alberta, May 03, 2019 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision”) held its 2019 Annual and Special General Meeting of Shareholders in Calgary on May 3, 2019.  A total of 198,726,879 shares (approximately 67.64% of the outstanding common shares) were represented in person or by proxy.

1. Shareholders approved the appointment of 9 board members (8 of whom are independent), with shares represented at the meeting voting in favour of individual directors as follows:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
Michael R. Culbert	169,978,623	96.08	6,928,606	3.92
William T. Donovan	166,727,429	94.25	10,179,800	5.75
Brian J. Gibson	170,805,208	96.55	6,102,021	3.45
Allen R. Hagerman	168,836,841	95.44	8,070,388	4.56
Steven W. Krablin	151,189,099	85.46	25,718,130	14.54
Susan M. MacKenzie	170,700,482	96.49	6,206,747	3.51
Kevin O. Meyers	151,649,816	85.72	25,257,413	14.28
Kevin A. Neveu	174,948,175	98.89	1,959,054	1.11
David W. Williams	173,634,018	98.15	3,273,211	1.85

2. The appointment of KPMG LLP as Precision’s auditors, with 95.45% of shares represented at the meeting voting in favour of the appointment.

3. Management’s approach to executive compensation (‘Say-on-Pay’) disclosed in Precision’s Management Information Circular, with 89.62% of shares represented at the meeting voting in favour of the advisory resolution.

4. Amendments to and the continuation of Precision’s Shareholder Rights Plan, with 92.76% of shares represented at the meeting voting in favour of the Shareholder Rights Plan.

The full results on all matters voted upon at the meeting will be filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of Super Series drilling rigs supported by an industry leading technology platform that offers the most innovative drilling solutions to deliver efficient, predictable and repeatable results through service differentiation. Precision also offers directional drilling services, well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Senior Vice President & Chief Financial Officer
713.435.6136

Ashley Connolly, Manager, Investor Relations
403.716.4725

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website:  www.precisiondrilling.com